EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges (UNAUDITED)

Atlas Pipeline Partners, L.P.

(amounts in thousands except ratios)

	Nine Months Ended September 30,		Years Ended December 31,
	2012		2011		2010		2009		2008		2007
Earnings:
Income (loss) from continuing operations before income tax expense(1)(2)(3)(4)(5)(6)	$74,966		$295,478		$(40,717)		$(21,434)		$(510,896)		$(116,728)
Fixed charges	35,344		38,566		90,152		106,362		98,598		63,241
Adjustment to net distributed income of equity investee	1,165		(577)		6,146		267		—		—
Interest capitalized	(6,360)		(5,146)		(757)		(2,783)		(8,872)		(3,259)
Amortization of previously capitalized interest	387		333		255		581		309		123
Non-controlling interest	(4,108)		(6,200)		(4,738)		(3,176)		22,781		3,940

Total	$101,394		$322,454		$50,341		$79,817		$(398,080)		$(52,683)

Fixed Charges:
Interest cost and debt expense	$27,669		$31,603		$87,273		$101,309		$87,422		$59,017
Interest capitalized	6,360		5,146		757		2,783		8,872		3,259
Interest allocable to rental expense(7)	1,315		1,817		2,122		2,270		2,304		965

Total Fixed Charges	35,344		38,566		90,152		106,362		98,598		63,241
Preferred dividends	—		389		780		900		2,274		6,250

Total Fixed Charges and Preferred Dividends	$35,344		$38,955		$90,932		$107,262		$100,872		$69,491

Ratio of Earnings to Fixed Charges	2.9	x	8.4	x	—	(8)	—	(9)	—	(10)	—	(11)

Ratio of Earnings to Fixed Charges and Preferred Dividends	N/A		8.3	x	—	(12)	—	(13)	—	(14)	—	(15)

(1)	Includes a $31.6 million non-cash gain recognized on derivates for the nine months ended September 30, 2012.
(2)	Includes a gain on asset sales of $256.3 million and a non-cash loss recognized on derivatives of $4.5 million for the year ended December 31, 2011.
(3)	Includes a non-cash gain recognized on derivatives of $10.2 million and a non-recurring cash derivative unwind expense of $17.9 million for the year ended December 31, 2010.
(4)	Includes a gain on asset sales of $111.4 million, a non-cash loss recognized on derivatives of $51.3 million, a $10.3 million non-cash impairment charge to goodwill and other assets and a non-recurring cash derivative unwind expense of $5.0 million for the year ended December 31, 2009.
(5)	Includes a $676.9 million non-cash impairment charge to goodwill and other assets; a $115.8 million non-cash gain recognized on derivatives; a $19.9 million gain from the Partnership’s repurchase of approximately $60.0 million of its senior unsecured notes for approximately $40.1 million; and a net $197.6 million cash derivative expense related to the early termination of certain derivative contracts for the year ended December 31, 2008.
(6)	Includes a $169.4 million non-cash loss recognized on derivatives for the year ended December 31, 2007.
(7)	Represents one-third of the total operating lease rental expense, which is that portion deemed to be interest.
(8)	The Partnership earnings were insufficient to cover its fixed charges by $39.8 million for this period.
(9)	The Partnership earnings were insufficient to cover its fixed charges by $26.5 million for this period.
(10)	The Partnership earnings were insufficient to cover its fixed charges by $496.7 million for this period.
(11)	The Partnership earnings were insufficient to cover its fixed charges by $115.9 million for this period.
(12)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $40.6 million for this period.
(13)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $27.4 million for this period.
(14)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $499.0 million for this period.
(15)	The Partnership earnings were insufficient to cover its fixed charges and preferred dividends by $122.2 million for this period.